CHANGE OF STATUS REPORT
SECTION 11.2 OF NATIONAL INSTRUMENT 51-102

TO:	British Columbia Securities Commission
Alberta Securities Commission

RE:	Quaterra Resources Inc. (the “Company”)

The Company’s common shares ceased trading on the NYSE MKT on February 6, 2014 and commenced trading on the OTCQX on February 7, 2014 (while continuing to be listed on the TSX Venture Exchange). As a result, the Company became a “venture issuer” as that term is defined under National Instrument 51-102.

Dated this 8th day of May, 2014.

QUATERRA RESOURCES INC.

___________________________
Lawrence Page, Q.C.
Corporate Secretary